May 15, 2012

VIA EDGAR

Mr. Daniel L. Gordon

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Simon Property Group, Inc.
Simon Property Group, L.P.
Form 10-K for the Year Ended December 31, 2011
Filed February 28, 2012 and March 2, 2012
File Nos. 1-14469 and 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated May 2, 2012 with respect to the periodic reports noted above.  For the sake of convenience, we have reproduced your comments below with our responses following each comment.  Unless the context requires otherwise, the words “we,” “our” and “us” in our responses refer to Simon Property Group, Inc. and its subsidiaries.  “Simon Property” refers specifically to Simon Property Group, Inc. and the “Operating Partnership” refers specifically to Simon Property Group, L.P.

Form 10-K for the Year Ended December 31, 2011

General

1.          Comment: Please tell us if management considers net operating income and same store net operating income to be key performance indicators. We may have further comments.

We consider, and we believe our industry considers, net operating income (NOI) and comparable property NOI (or “same store net operating income” as referenced in your comment) to be important performance indicators. Accordingly, in future filings, we will include in the Management’s Discussion and Analysis section of our periodic filings a discussion and analysis of comparable property NOI for our U.S. Malls and Premium Outlets platform representing the vast majority of our NOI similar to that which is provided for our other important performance indicators. Further, in future filings, a reconciliation of NOI to net income will also be included in our periodic filings on Forms 10-Q and 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

2.          Comment:  We note that you have provided data relating to occupancy levels and average base minimum rent per square foot.  In future Exchange Act reports please revise your disclosure to include historical same store occupancy levels and average market rents trends, including the impact of concessions.

We currently disclose and will continue to disclose, to the extent material, the impact of transactions on our operating metrics and financial results in order to provide the reader with comparable information, including occupancy levels and average base minimum rent, for all periods presented.  Historically, we have had property openings, expansions and dispositions in most reporting periods.  However, given the size of the portfolio, this activity does not typically have a material impact, individually or in the aggregate, on our operating metrics.  Therefore, we do not believe it is meaningful or necessary to continuously recast our prior period occupancy levels for each change in comparable properties.  In periods where we have had a material acquisition (such as our 2010 acquisition of Prime Outlets Acquisition Company (Prime), and the March 2012 acquisition of additional interests in 26 properties formerly held within a joint venture), we have restated the prior period metrics in order to present those metrics on a comparable basis.  As acquired properties are not included within the operating metrics until both periods become comparable, we have disclosed the operating metrics of those acquired properties separately, to the extent material.  For example, in our United States Portfolio Data in our 2010 Form 10-K, we separately reported the operating metrics for the Prime portfolio and our 2012 Form 10-Q for the quarter ended March 31, 2012 notes we have restated prior years for the impact of the above mentioned additional 26 interests purchased.

Further, within the Results of Operations section of our Management’s Discussion and Analysis in our periodic filings, we disclose those property transactions, expansions and dispositions which have an impact on period-over-period changes in our financial results.  Throughout the period-over-period discussion, we identify these transactions to distinguish changes in results from comparable operations from changes resulting from changes in our portfolio of properties.

We currently disclose U.S. Malls and Premium Outlets (which represents the vast majority of our business) total rent per square foot related to current releasing activity as part of our releasing spread in our supplemental quarterly reporting package furnished on Form 8-K.  We believe this metric is a measure of current market rents and we will include this information within our periodic Exchange Act filings in the future.

The impact of concessions is not material to our results of operations as we do not typically provide significant free rent periods under our leases or significant tenant inducements which may be typical or more significant in other real estate segments such as office or residential.

3.          Comment:  We refer to your portfolio operating data on page 79. We note that you have excluded regional mall anchors and regional mall majors from your operating data. Please tell us why you believe operating data for the anchors and majors is not material. Alternatively, in future Exchange Act reports please provide operating data for the anchors and majors.

We had over 1,300 anchors and majors in our properties as of December 31, 2011 as disclosed on a property by property basis in Item 2. of our 2011 Form 10-K.  A large portion of these anchor spaces are owned by the retailer, and as a result, they are not our tenants, do not pay rent and do not contribute materially to our financial results.  Our anchor and major tenants contributed approximately 7.0% of our base minimum rent in 2011.  Those spaces which are owned by us are typically subject to long-term, fixed rate leases and do not cause significant variability in our results.  Further, our exclusion of anchor and major spaces from operating metrics is consistent with our industry’s standards of reporting.

4.          Comment: On page 131 in your financial statement footnotes, you indicate that four retailers occupied 516 of the approximately 1,323 anchor stores in the properties as of December 31, 2011. In future Exchange Act reports, please disclose whether you have any tenants that account for 5% of your revenues.

In future filings, we will disclose whether any of our tenants account for 5% of our revenues.  Currently, we have no tenants that account for 5% of our revenues.  As noted in our response to comment number 3, many of our anchors are not our tenants.

5.          Comment: In future Exchange Act reports please revise your disclosure here or elsewhere in the document to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Also compare the results of rental rates on renewed leases to rates received on expired leases.

In future filings, we will disclose information related to our leasing activities for the periods presented including the volume of new and renewed leases and, as discussed in comment #2 above, our U.S. Malls and Premium Outlets total rent per square foot for current releasing activity.  As previously noted, we have historically included this data as part of our releasing spread metric in our supplemental quarterly reporting package furnished on Form 8-K.

As discussed in comment #2 above, the impact of concessions has not been material to our results of operations as we do not typically provide significant free rent periods under our leases or significant tenant inducements which may be typical or significant in other real estate segments such as office or residential.  In addition, leasing commissions are not material as we do not typically utilize third party leasing services.  We currently disclose within the Development Activity section of our Management’s Discussion and Analysis in our 2011 Form 10-K the total amount of cash paid for tenant allowances which was required to accomplish the leasing activity in the periods presented.

Results of Operations, page 181

6.          Comment: Please clarify for us, and enhance your disclosure in future filings to include a detailed description of, the types of expenses that you have included in Property operating expenses and how these expenses differ from the types of expenses you have classified as General and administrative expense and Home and regional office costs.

As disclosed in our 2011 Form 10-K within Note 3 (Summary of Significant Accounting Policies, Revenue Recognition) to the Consolidated Financial Statements, property operating expenses include utilities, insurance, security, janitorial, landscaping, food court and other administrative expenses of the operating properties.

We will include additional detail regarding the types of costs included within Home and regional office costs and General and administrative expense in our 2012 Form 10-K.

Home and regional office costs primarily include compensation and personnel related costs, travel and other expenses for corporate home office and regional office personnel and the corporate or regional departments. In addition, costs related to our home office and regional office buildings are included in this line item.

General and administrative expense primarily includes executive compensation, benefits and travel expenses as well as costs of being a public company including certain legal costs, audit fees, regulatory fees, and certain other professional fees.

As you requested in your letter, the undersigned, on behalf of Simon Property and the Operating Partnership acknowledges that:

•                  the companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett
Stephen E. Sterrett
Senior Executive Vice President
and Chief Financial Officer

cc:	James M. Barkley, Esq.
Eric McPhee